

Mailstop 4628

September 17, 2015

<u>Via E-mail</u>
Symeon Palios
Chairman and Chief Executive Officer
Diana Shipping Inc.
Pendelis 16, 175 64 Palaio Faliro
Athens, Greece

     Re: **Diana Shipping Inc.**
                  Form 20-F for the Fiscal Year Ended December 31, 2014
                  Filed March 25, 2015
                  File No. 1-32458

Dear Mr. Palios:

We refer you to our comment letter dated September 10, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Cecilia Blye

                             Cecilia Blye, Chief
                             Office of Global Security Risk

cc: Gary J. Wolfe, Esq.
       Seward & Kissel, LLP

       Anne Nguyen Parker
       Assistant Director
       Division of Corporation Finance